Exhibit 99.4

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	July 11, 2011
TSX: SVM

SILVERCORP REPORTS 24% YEAR OVER YEAR M&I SILVER-EQUIVALENT RESOURCE GROWTH

VANCOUVER, British Columbia – July 11, 2011 – Silvercorp Metals Inc. (the “Company”) reports the Company’s total in situ Measured and Indicated silver-equivalent metal resources have increased by 24%, and now stands at 153 million silver ounces based on results of National Instrument 43-101 technical reports for its BYP Project, in Hunan Province China, the Ying Mining District mines, in Henan Province China, and the Silvertip project in British Columbia, Canada as announced on July 5th, 6th and 7th respectively.

Summary of 2011 Mineral Resource Estimates

	RESOURCE	Resource	Contained Metal Resources (Inclusive of Reserves)
Project	CATEGORY	(Tonnes)	Ag (oz)	Au (oz)	Pb (t)	Zn (t)	Ag Equiv.* (oz)
Ying Mining District,	M & I	5,929,546	76,467,887	32,469	416,564	148,776	78,091,337
Henan Province	Inferred	6,271,461	94,036,380	24,988	579,505	213,814	95,285,780
BYP Project,	Indicated	2,141,750	-	225,400	-	-	11,270,000
Hunan Province	Inferred	2,819,830	-	208,000	111,272	283,964	10,400,000
GC Project,	M&I	6,408,000	28,487,400	-	95,560	214,150	28,487,400
Guangdong Province	Inferred	7,892,000	30,774,200	-	114,570	213,380	30,774,200
Silvertip,	Indicated	4,168,557	35,013,681	-	203,050	354,327	35,013,681
BC, Canada	Inferred	907,830	8,121,216	-	43,358	87,406	8,121,216
Consolidated	M&I	18,647,853	139,968,968	257,869	715,174	717,253	152,862,418
	Inferred	17,891,121	132,931,796	232,988	848,705	798,564	144,581,196
* Only Au converted to Ag Equiv. at the rate of 1:50. (excludes Pb & Zn). Ying Mining District includes SGX (Ying), HPG, TLP-LM, 43-101 reports filed in June 2011. GC 43-101 report filed June 2009. BYP and Silvertip Project 43-101 reports filed June 2011.

Consolidated 2011 Measured and Indicated in situ metal resources inclusive of Proven and Probable Mineral Reserves are 140 million silver ounces, 257,869 ounces of gold, 715,174 tonnes of lead, and 717,253 tonnes of zinc, up 14% for silver 1,200% for gold, 7% for lead, and 31% for zinc compared to the 2010 consolidated figure. In addition, consolidated 2011 Inferred in situ metal resources are 133 million ounces of silver, 232,988 ounces of gold, 848,705 tonnes of lead, and 798,564 tonnes of zinc, which are up 8% for silver, 879% for gold, 17% for lead, and 82% for zinc. The significant gold resources increase is primarily a result of the acquisition of the BYP project in Hunan Province, China. The consolidated Measured and Indicated silver ounce equivalent resource, which includes gold using a 1:50 ratio calculation, (but excludes all other metals) increased by 24% to 153 million ounces compared to 123 million ounces last year.

The 24% year over year increase in Measured and Indicated silver ounce equivalent resource marks the seventh consecutive year of resource growth for Silvercorp after 5 years of profitable mining operations with continuing silver production growth. Silvercorp is carrying out over 50,000 metres of tunneling and a 241,000 metre surface and underground drilling program at the Ying District, BYP, GC, and Silvertip projects during the current fiscal year to further expand current resources with a view to increase current production capacity. Silvercorp produced 5.3 million ounces of silver, 69 million pounds of lead and 16 million pounds of zinc, and 3,200 ounces of gold in its latest fiscal year ended March 31, 2011.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base, and is developing the third production foothold in China at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is working to apply for a Small Mine Permit for the high grade Silvertip silver-lead-zinc project in northern British Columbia, which will provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.